September 24, 2024

Robert Winspear
Chief Financial Officer
Blackboxstocks Inc.
5430 LBJ Freeway, Suite 1485
Dallas, Texas 75240

       Re: Blackboxstocks Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Form 10-Q for Quarter Ended June 30, 2024
           File No. 001-41051
Dear Robert Winspear:

         We have reviewed your filings and your August 15, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 7, 2024 letter.

Form 10-K for Fiscal Year Ended December 31, 2023
General

1. Regarding the integration of the brokers E*Trade and TradeStation into your website, please tell us how your subscribers know they are executing trades via their broker instead of from your website.
2.     We note that you have    scheduled, calendared classes with live
instructors.    Please tell us
       (i) what activities the instructors engage in generally and how they are compensated and
       (ii) whether the instructors advise investors on the merits of particular trades or otherwise provide investment advice.
 September 24, 2024
Page 2
3. We note that the Company provides its subscribers access to live chatrooms/channels,
       where subscribers are encouraged to    Listen to our Team Traders in our
live channels and
       interact with both new and seasoned traders . . .   . Please describe
how such live
       chatrooms/channels are operated, including, without limitation, whether, to what extent, and in what capacity Blackbox Instructors or any other Company personnel participate in
       such forums as    Team Traders    or otherwise.
4. We note that subscribers are encouraged to seek out Blackbox Instructors for one-on-one consultations. Please describe the measures taken by the Company (if any) to ensure that
       such communications do not involve investment advice. Please also discuss whether the
       Company maintains any internal policies or procedures designed to ensure that Blackbox
       Instructors and other Company personnel do not provide individualized investment advice.
5.     In the final paragraph of your response to prior comment 2, you
reference the Company   s
       historical holdings in two Lord Abbett exchange traded funds. Please confirm your
       understanding that such shares are    investment securities    in the
hands of the Company
       for purposes of Section 3(a)(2) of the Investment Company Act of 1940
(the    1940 Act   ).
       Please also confirm that all Section 3(a)(1)(C) calculations in your comment response letter reflect treatment of such shares as investment securities.
6. For avoidance of doubt, please confirm that: (i) for all purposes, you are treating the
       Company   s holdings in the Evtec Group as    investment securities
under Section 3(a)(2)
       of the 1940 Act; and (ii) that you are not treating the Evtec Group or any of its constituent
       entities as a    majority owned subsidiary    of the Company under
Section 3(a)(2) of the
       1940 Act. Please also discuss supplementally whether and to what extent
the Company   s
       relationship to and transactions with the Evtec Group have an impact on
the Company   s
       ability to rely on the exclusion provided by Section 3(b)(1) of the 1940 Act.
Form 10-Q for Quarter Ended June 30, 2024
Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 31

7. Consistent with comment 4 in our letter dated June 13, 2024, please revise to disclose the conclusion of your principal executive officer and principal financial officer as to the effectiveness of disclosure controls and procedures based upon the full definition contained in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. In
       this regard, your disclosure states that your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the
       Company is accumulated and communicated to the appropriate management on a basis that permits timely decisions regarding required disclosure. Tell us and revise to disclose whether your assessment also included whether your controls and other procedures were designed to ensure that information required to be disclosed in your reports is recorded, processed, summarized and reported timely.
 September 24, 2024
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Kathleen Krebs at 202-551-3350 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Jeffrey McPhaul, Esq.